Exhibit 100.1

NICE & Nexidia Analytics with No Limits Roadshow to Highlight How to
Drive Superior Business Insight and Strengthen Customer and
Employee Relationships

NICE experts and business celebrity Jeffrey Hayzlett will explain how to leverage analytics to achieve better customer service and employee engagement across all touchpoints

Paramus, NJ, February 25, 2016 – NICE Systems (NASDAQ: NICE) today announced that it will be taking the NICE & Nexidia Analytics with No Limits Roadshow to six cities in the U.S. during March and April. NICE will uncover the paradigm shift currently underway in customer engagement and workforce optimization to improve enterprise performance, which entails top-notch analytical capabilities, scalability and performance.

The roadshow sessions will cover business-critical topics highlighting how advanced Interaction Analytics can effectively translate disparate customer and agent interactions over multiple channels into meaningful, operational insights. Attendees will hear about power of Adaptive Workforce Optimization and learn how to enable agents to be more productive, engaged and informed. Furthermore, NICE executives will present their perspectives about the future of analytics and its impact on customer and employee experiences.

Our guest speaker, business expert, prime-time TV host, and best-selling author Jeffrey Hayzlett, will share personal insights gained from hundreds of interviews with C-Level executives on the power of being able to improve businesses by strengthening relationships with customers and employees on all touchpoints.

The NICE Analytics with No Limits Roadshow will be making stops in the following cities in the U.S. To reserve a seat, register here.

Locations and Dates:

•	Denver	March 22
•	Dallas	March 23
•	Phoenix	March 24
•	Wilmington	April 11
•	Charlotte	April 12
•	Tampa	April 13

“Whether it’s a customer’s experience with your brand or an agent representing your business, the insights derived from these interactions hold a plethora of valuable information that can significantly impact enterprise performance,” said Miki Migdal, President, NICE Enterprise Product Group. “Our sessions will explain how you can make your most value asset — your employees — more productive, more engaged and more informed. Then we’ll reveal the types of actionable insights you can gain about your customers.”

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including those by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.